Exhibit 99.5

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES FILING OF MANAGEMENT INFORMATION CIRCULAR AND DETAILS OF 2017 ANNUAL GENERAL MEETING

CALGARY, ALBERTA (April 10, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) today announces the filing and publication of its Management Information Circular issued in connection with the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (“Common Shares”) of Bellatrix Exploration Ltd. scheduled to be held in the Lakeview Endrooms, The Westin Hotel, 320 – 4th Avenue SW, Calgary, Alberta, Canada on May 17, 2017 at 3:00 p.m. (Calgary time). The record date for the Meeting is April 3, 2017.

In addition to customary business matters to be considered at the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Common Share Consolidation Resolution”) authorizing and approving the Company’s board of directors (the “Board”) to elect, in its discretion, to direct the Company to file articles of amendment (“Articles of Amendment”) to consolidate (or reverse split) the Company’s issued and outstanding Common Shares into a lesser number of issued and outstanding Common Shares, all as more particularly described in the Management Information Circular (the “Common Share Consolidation”). The Common Share Consolidation Resolution will authorize the Board to select a Common Share Consolidation ratio of between 4 old Common Shares for 1 new Common Share and 6 old Common Shares for 1 Common Share. If the Common Share Consolidation Resolution is approved by the Shareholders, the Board will retain the discretion to elect not to proceed with the Common Share Consolidation.

The Common Share Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (66 2/3%) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. A key reason why the Board is seeking authorization to implement the Common Share Consolidation is to avoid the potential delisting of the Common Shares from the New York Stock Exchange (“NYSE”). In order for the Common Shares to continue to be listed on the NYSE, the Company must comply with various listing standards, including that the Common Shares maintain a minimum average closing price of at least US$1.00 per Common Share during a consecutive 30 trading-day period. For the reasons outlined in the Management Information Circular, the Company believes that curing the minimum bid price deficiency and thus avoiding a delisting of the Common Shares from the NYSE is in the best interests of the Company and the Shareholders, and that implementing the Common Share Consolidation is the most expeditious way of curing the deficiency, all as more particularly described in the Management Information Circular.

An electronic copy of the Management Information Circular may be obtained on Bellatrix’s website at www.bellatrixexploration.com, on Bellatrix’s SEDAR profile at www.sedar.com, and on Bellatrix’s EDGAR profile at www.sec.gov/edgar.html.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. The Common Shares trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements regarding Bellatrix’s intentions to hold its annual and special shareholder meeting on May 17, 2017, propose the Common Share Consolidation Resolution at the Meeting and the Company’s intentions and ability to regain compliance with the minimum share price requirement of the NYSE if the Common Share Consolidation is implemented. All statements, other than statements of historical facts, that address activities that Bellatrix assumes, plans, expects, believes, projects, aims, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this news release are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. Bellatrix cautions that its intention to proceed with the Common Share Consolidation and regain compliance with the NYSE’s continued listing standards and other forward-looking statements relating to Bellatrix are subject to all of the risks and uncertainties normally incident to such endeavors.

These risks relating to Bellatrix include, but are not limited to, the risk that the requisite number of Shareholders do not approve the Common Share Consolidation Resolution, the risk that the Board may not implement the Common Share Consolidation Resolution even if approved, the risk that the Company may not meet the minimum share price or other continued listing requirements of the NYSE and other risks as described in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2016) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com